

April 28, 2017

Mr. Steven E. Nell
Chief Financial Officer
BOK Financial Corporation
Bank of Oklahoma Tower
Boston Avenue at Second Street
Tulsa, Oklahoma 74172

> **Re: BOK Financial Corporation**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 001-37811**

Dear Mr. Nell:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Fees and Commissions Revenue, page 31

1.   We note that fiduciary and asset management revenues have grown substantially over the past few years and make up 20% of other operating revenue, and 10% of your total revenue (net interest revenue after provision for loan losses and other operating revenue). We note that you attribute the growth in these revenues during 2016, in part, to increases in assets under management (AUM). However, we note per review of Table 12 on page 47, that you never separately report the levels of AUM, but rather provide details of assets under management or in custody. Given the significance of this revenue stream and growth expected in the future, please revise future filings to provide additional

information regarding how revenues are earned from your assets under management and custody activities. For example, please consider disclosing the following:

- Rollforward of AUM showing the beginning balance, gross inflows, gross outflows, market appreciation/depreciation, and effects of acquisitions/dispositions, to arrive at an ending AUM balance. Additionally, to the extent that fee levels vary significantly by AUM product type (fixed income, equities, etc.), please disaggregate the AUM rollforwards by the different material products.

- Discuss in more detail how fees are earned on your AUM activities, versus custody activities. For example, disclose whether the fees are based on a percentage of assets or a fixed fee rate, and provide an indication of the level or range of fees earned on your AUM activities versus custody activities.

Item 7.A. Quantitative and Qualitative Disclosures About Market Risk, page 76

Trading Activities, page 77

2.   We note your disclosure that you perform stress tests to measure market risk due to changes in interest rates inherent in the MSR portfolio and hedges, the mortgage production pipeline, and the trading portfolio. We note from Tables 36 – 38 that these stress tests result in outputs showing the average, low, high and period end effect of these stress shocks based on 50 bps changes in rates.   Please respond to the following:

- Tell us in more detail how the average, low, high and period end outputs are calculated from your stress tests. For example, your disclosure indicates that the stress tests shock applicable interest rates up and down 50 basis points and calculates an estimated change in fair value, net of economic hedging activity that may result. Thus, it is unclear how the performance of the stress tests in this fashion results in several different outputs.

- We note that in both your December 31, 2015 Form 10-K and your Form 10-Q for the Quarter Ended September 30, 2016 that you used a Value at Risk (VaR) methodology to measure the market risk due to changes in interest rates inherent in trading activities. Please tell us why you changed from this methodology in your December 31, 2016 Form 10-K, pursuant to the requirement in Item 305(a)(4) of Regulation S-K.

- In regards to your MSR asset and hedge sensitivity analysis in Table 36, we note your disclosure that the Board has approved a $20 million market risk limit for MSRs, net of economic hedges. However, we note that the "low" estimate of a 50 bps change in interest rates results in a $24.8 million impact. Similarly, we note that you are right at the maximum Board-set market risk limit for both your mortgage pipeline sensitivity analysis, as well as your trading sensitivity analysis. Please tell us, and revise future filings to disclose, the ramifications of falling outside of the Board market risk limit and describe any actions taken to become within the market risk limit.

- Tell us whether you considered disaggregating the sensitivity analysis disclosures shown for the MSR asset and hedge sensitivity, the mortgage pipeline sensitivity and the trading sensitivity to show separately the effect of the interest rate shocks on the assets, separately from the offsetting effects due to your economic hedging.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Trotter, Staff Accountant at (202) 551-3472 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Technical & Policy Advisor
Office of Financial Services